UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
WiderThan Co., Ltd.
(Name of Issuer)
(1) Common Stock, par value KRW 500 per share
(2) American Depositary Shares, evidenced by American Depositary Receipts, each representing one common share

(Title of Class of Securities)
The Common Stock, which is not traded on U.S. markets, has not been assigned a CUSIP number
The CUSIP number for the related American Depositary Shares is 967593104

(CUSIP Number)
Robert Kimball, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Patrick J. Schultheis, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
(206) 883-2500
September 12, 2006

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	967593104	Schedule 13D

1	NAMES OF REPORTING PERSONS: REALNETWORKS,INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 91-1628146

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Washington

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,628,359[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,628,359[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	Pursuant to the Shareholder Tender and Voting Agreements described below, RealNetworks may be deemed to have beneficial ownership of WiderThan common stock outstanding on the record date of any vote at a shareholder meeting for certain events as set forth in the Shareholder Tender and Voting Agreements. Based on 19,807,216 shares of WiderThan common stock outstanding as of September 12, 2006 as set forth in the Combination Agreement, RealNetworks may be deemed to have beneficial ownership of approximately 44% of the outstanding WiderThan common stock if the record date were September 12, 2006. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by RealNetworks that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value KRW500 per share (“Common Stock”) of WiderThan Co., Ltd., a chusik hoesa duly organized under the laws of the Republic of Korea (“WiderThan”). WiderThan’s principal executive offices are located at 17F, K1 REIT Building, 463, Chungjeong-ro-3-ga, Seodaemun-gu, Seoul M5 120-709, Korea.
Item 2. Identity and Background.
     (a)-(c) This Statement is being filed by RealNetworks, Inc., a Washington corporation (“RealNetworks”). RealNetworks has its principal office at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121. The principal business of RealNetworks is the development and marketing of digital entertainment products and services. The name, business address and present principal occupation or employment of each executive officer and director of RealNetworks, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto and incorporated herein by reference.
     (d)-(e) During the last five years, neither RealNetworks nor, to RealNetworks’ knowledge, any person named in Schedule I hereto, has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each executive officer and director of RealNetworks is set forth on Schedule I.
Item 3. Source and Amount of Funds or Other Consideration.
     As described in response to Item 4, the Covered Shares (as defined below in Item 4) to which this Statement relates have not been purchased by RealNetworks, and thus no funds were used for such purpose. As an inducement for RealNetworks to enter into the Combination Agreement described in Item 4 and in consideration thereof, the Shareholders (defined below in Item 4) entered into Shareholder Tender and Voting Agreements, dated as of September 12, 2006 (the “Voting Agreements”) with, and granted an irrevocable proxy to, RealNetworks with respect to the Covered Shares. RealNetworks did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.
     (a), (d), (g), (h) and (i) As an inducement for RealNetworks to enter into the Combination Agreement (as defined below), the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Combination Agreement.
     Combination Agreement
     On September 12, 2006, RealNetworks, RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands and an indirect wholly-owned subsidiary of RealNetworks (“RN BV”), and WiderThan entered into a Combination Agreement, pursuant to which RN BV is offering to purchase all outstanding shares of common stock, par value KRW500 per share (the “Common Shares”) and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan, for $17.05 U.S. dollars per Common Share and per ADS (the “Offer”). Upon the closing of the Offer, WiderThan will become a direct subsidiary of RN BV and an indirect subsidiary of RealNetworks. Common Shares and ADSs that are not tendered in the Offer will remain outstanding after the Offer unless and/or until they are acquired in any future acquisition. Following the Offer, RealNetworks currently intends to acquire any remaining outstanding Common Shares pursuant to one or more transactions permitted under Korean law, but is under no obligation to acquire such Common Shares.
     WiderThan’s stock options will remain outstanding following the closing of the Offer. Pursuant to the Combination Agreement, on or before the 60th day following the closing of the initial offering period (or any subsequent offering periods, if applicable), RealNetworks will offer each WiderThan optionholder the opportunity to cancel his or her stock option in exchange for the right to receive a cash payment, to be made as and when each stock option would otherwise vest, in an amount (net of applicable taxes) equal to the number of shares of common stock for which the option would otherwise vest multiplied by an amount equal to $17.05 less the applicable option exercise price. RealNetworks is required under the Combination Agreement to maintain sufficient liquid funds to satisfy such option consideration payments. In addition, if on or prior to the 60th day following the closing of the initial offering period (or any subsequent offering period), RealNetworks has commenced and is pursuing a transaction or series of transactions that will result in the holders of WiderThan options receiving (or being entitled to receive) the foregoing option consideration, then RealNetworks will not be required to commence the offer to optionholders described above.
     The Offer is conditioned upon, among other things, the written and notarized resignation of each director of WiderThan effective as of the time at which the Offer closes pursuant to the terms of the Combination Agreement.
     Pursuant to the terms of the Combination Agreement, WiderThan will convene a special meeting of its shareholders immediately following consummation of the Offer for the purpose of considering and voting on shareholder proposals (1) to elect RealNetworks’ designees to the board of directors of

WiderThan (which designees will constitute the entire board of directors of WiderThan following the transaction), (2) to amend WiderThan’s articles of incorporation to eliminate cumulative voting and to provide for certain mechanics with respect to the issuance of shares and share certificates and (3) to vote on such other matters as may properly be brought before a shareholders meeting (the “Shareholder Proposals”).
     Common Shares and ADSs that are not tendered in the Offer will remain outstanding after the Offer unless and/or until they are acquired in any future acquisition. However, WiderThan will apply for delisting of the ADSs from the Nasdaq Global Market and for termination of registration of the Common Shares and ADSs under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. Following the consummation of the Offer (but prior to any subsequent offering period, if any), WiderThan will terminate the existing ADS deposit agreement between WiderThan and JP Morgan Chase Bank, N.A., dated as of December 2005 (the “Deposit Agreement”), under which the ADSs were issued. If the Deposit Agreement is terminated, each ADS will be converted into the right to receive one Common Share in exchange for such ADS.
     Voting Agreements
     In connection with the execution of the Combination Agreement, on September 12, 2006, RealNetworks, RN BV and WiderThan entered into a Tender and Voting Agreement with each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. (collectively, the “Shareholders”), pursuant to which the Shareholders executed proxies with respect to a number of Common Shares equal to approximately 44% of the currently outstanding Common Shares (the “Covered Shares”), and agreed to vote to the extent not voted by the persons appointed as proxies, in favor of any proposals necessary or otherwise designed to effect the transactions contemplated by the Combination Agreement (the “Proposed Transaction”) including the Shareholder Proposals (as defined above in Item 4), at every meeting of the shareholders of WiderThan at which such matters are considered.
     Further, the Shareholders agreed to vote against (1) approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction and (2) against any of the following (to the extent unrelated to the Proposed Transaction): (a) any transaction, share exchange or business combination involving WiderThan or any of its subsidiaries other than the Proposed Transaction, (b) any sale, lease or transfer of all or substantially all of the assets of WiderThan or any of its subsidiaries, (c) any reorganization, recapitalization, dissolution, liquidation or winding up of WiderThan or any of its subsidiaries, (d) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction; or (e) any transaction that would constitute an acquisition transaction pursuant to the Combination Agreement. Additionally, each Shareholder agreed to tender their Covered Shares in the Offer.

     In furtherance of the Shareholders’ covenants under the Voting Agreements, the Shareholders designated RealNetworks, and its executive officers in their capacities as such, as agent, proxy and attorney-in-fact to vote the Covered Shares in the manner described above.
     Subject to the terms of the Voting Agreements, until the Expiration Date, the Shareholders also agreed not to transfer, or enter into any agreement with respect to a transfer of, any of the Covered Shares.
     The Voting Agreements terminate as of the earlier of such date and time as the Combination Agreement shall have been validly terminated pursuant to its terms or the completion of the meeting of the shareholders of WiderThan contemplated by the Combination Agreement (the “Expiration Date”).
     The foregoing descriptions of the Voting Agreements and the Combination Agreement are qualified in their entirety by reference to the full text of such agreements. The Combination Agreement and the Form of Voting Agreement are filed as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.
     Except as set forth in this Statement, the Voting Agreements and the Combination Agreement, neither RealNetworks, RN BV nor, to RealNetworks’ knowledge, any person named on Schedule I has any present plans or proposals which relate to or would result in any of the actions specified in clauses (b), (c), (e), (f) or (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Pursuant to the Voting Agreements, RealNetworks may be deemed to have beneficial ownership of Common Shares outstanding on the record date of any vote at a shareholder meeting for certain events as set forth in the Voting Agreements. Based on 19,807,216 Common Shares outstanding as of September 12, 2006 as set forth in the Combination Agreement, RealNetworks may be deemed to have beneficial ownership of approximately 44% of the outstanding Common Shares if the record date were September 12, 2006. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by RealNetworks that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. To RealNetworks’ knowledge, no Common Shares are beneficially owned by any of the persons listed on Schedule I.
     (b) Pursuant to the Voting Agreements, RealNetworks may be deemed to have shared power to vote 8,628,359 Common Shares held by the Shareholders.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5, to RealNetworks’ knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or Schedule I and any person with respect to any securities of

WiderThan, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of WiderThan.
Item 7. Material to be Filed as Exhibits.
          See exhibit index.

     SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 22, 2006

RealNetworks, Inc.

By: Name:	/s/ Robert Kimball Robert Kimball
Title:	Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1.	Combination Agreement dated as of September 12, 2006, by and between RealNetworks, RN BV and WiderThan (incorporated by reference from Exhibit 2.1 to RealNetworks’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006).

2.	Form of Shareholder Tender and Voting Agreement dated as of September 12, 2006, by and between RealNetworks, RN BV, WiderThan and certain shareholders of WiderThan.

SCHEDULE I
     This Schedule I sets forth a list of the directors and executive officers of RealNetworks, the business address and present principal occupation or employment of each such director or executive officer, and the name and address of any corporation or organization in which such employment is conducted. To RealNetworks’ knowledge, all directors and officers listed below are citizens of the United States.

Present Principal Occupation or Employment and
Name, Principal Business and Address of Corporation
Name	Business Address	in which Employment is Conducted

Robert Glaser	2601 Elliott Avenue, #1000	Chairman of the Board and Chief Executive Officer
	Seattle, WA 98121	and Shareholders
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

Eric A. Benhamou	540 Cowper Street, #200	Chairman and Chief Executive Officer of Benhamou
	Palo Alto, CA 94301	Global Ventures
Venture capital investments
540 Cowper Street, #200
Palo Alto, CA 94301

Edward Bleier	1325 Avenue of the	Retired President and Consultant, Warner Bros.
	Americas, 30th Floor	Entertainment
	New York, NY 10019	1325 Avenue of the Americas, 30th Floor
New York, NY 10019

James Breyer	428 University Avenue	Partner, Accel Partners
	Palo Alto, CA 94301	Venture capital investments
428 University Avenue
Palo Alto, CA 94301

Jeremy Jaech	1420 Fifth Avenue, #4400	Chief Executive Officer, Trumba Corporation
	Seattle, WA 98101	Calendar communications development and marketing
1420 Fifth Avenue, #4400
Seattle, WA 98101

Jonathan D. Klein	601 N. 34th Street	Chief Executive Officer, Getty Images Inc.
	Seattle, WA 98103	Imagery, film and digital services
601 N. 34th Street
Seattle, WA 98103

Kalpana Raina	One Canada Square	Executive Vice President, The Bank of New York
	London, U.K. E14 5AL	Financial services
One Wall Street
New York, NY 10286

Michael Eggers	2601 Elliott Avenue, #1000	Senior Vice President, Chief Financial Officer
	Seattle, WA 98121	and Treasurer
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

1

Present Principal Occupation or Employment and
Name, Principal Business and Address of Corporation
Name	Business Address	in which Employment is Conducted

Savino (Sid) Ferrales	2601 Elliott Avenue, #1000	Senior Vice President, Human Resources
	Seattle, WA 98121	RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

John Giamatteo	2601 Elliott Avenue, #1000	Executive Vice President, Worldwide Technology
	Seattle, WA 98121	Products and Services and International
Operations
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

Robert Kimball	2601 Elliott Avenue, #1000	Senior Vice President, Legal and Business
	Seattle, WA 98121	Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

Michael Schutzler	2601 Elliott Avenue, #1000	Senior Vice President, Games Division and
	Seattle, WA 98121	Advertising Operations
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

Daniel C. Sheeran	2601 Elliott Avenue, #1000	Senior Vice President, Music and Video
	Seattle, WA 98121	RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

Carla Stratfold	2601 Elliott Avenue, #1000	Senior Vice President, North American Sales
	Seattle, WA 98121	RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

Harold Zeitz	2601 Elliott Avenue, #1000	Senior Vice President, Media Software and Services
	Seattle, WA 98121	RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, WA 98121

2

SCHEDULE II
     This Schedule II sets forth the name, place of organization, principal business, and principal office address of Shareholders agreeing to tender Covered Shares of WiderThan in the Offer. The information set forth below is based on information provided by WiderThan and information contained in reports filed with the Securities and Exchange Commission. While RealNetworks has no reason to believe that such information is not reliable, RealNetworks makes no representation or warranty with respect to the accuracy or completeness of such information.

Place of
Name	Organization	Principal Business	Address of Principal Office

Excelsior VI-A C.V.	The Netherlands	Venture financing /	445 Park Avenue, 11th Floor
		venture capital	New York, NY 10022

Excelsior VI-B C.V.	The Netherlands	Venture financing /	445 Park Avenue, 11th Floor
		venture capital	New York, NY 10022

Excelsior VI, L.P.	Delaware	Venture financing /	445 Park Avenue, 11th Floor
		venture capital	New York, NY 10022

GAP Coinvestment	Delaware	Venture financing /	c/o General Atlantic Service Corporation
Partners II, L.P.		venture capital	3 Pickwick Plaza
Greenwich, CT 06830

General Atlantic	Delaware	Venture financing /	c/o General Atlantic Service Corporation
Partners 64, L.P.		venture capital	3 Pickwick Plaza
Greenwich, CT 06830

i-Hatch Advisors, L.P.	Delaware	Venture financing /	599 Broadway, 8th Floor
		venture capital	New York, NY 10012

i-Hatch Ventures, L.P.	Delaware	Venture financing /	599 Broadway, 8th Floor
		venture capital	New York, NY 10012

i-Hatch WTC Holdings,	Delaware	Venture financing /	599 Broadway, 8th Floor
LLC		venture capital	New York, NY 10012

Nokia Venture Partners	Delaware	Venture financing /	Middlefield Road, Suite 210
II, L.P.		venture capital	Menlo Park, CA 94025

NVP II Affiliates	Delaware	Venture financing /	Middlefield Road, Suite 210
Fund, L.P.		venture capital	Menlo Park, CA 94025

Patricof Private	Delaware	Venture financing /	445 Park Avenue, 11th Floor
Investment Club III, L.P.		venture capital	New York, NY 10022

SAIF Capital Limited	Malta	Venture financing /	136, St. Christopher Street
		venture capital	Valetta, VLT 05, Malta

SK Telecom Co., Ltd.	Republic of Korea	Telecommunications	11, Euljiro2-GA, Jung-GU
		services	Seoul M5 100-999, Korea

3

EXHIBIT 2
Execution Version
STOCKHOLDER TENDER AND VOTING AGREEMENT
     This Stockholder Tender And Voting Agreement (this “Agreement”) is made and entered into as of September 12, 2006, by and among RealNetworks, Inc., a Washington corporation (“Buyer”), RN International Holdings B.V., a besloten vennootschap duly organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Buyer (“Offering Subsidiary”), WiderThan Co., Ltd., a chusik hoesa duly organized under the laws of the Republic of Korea (the “Company”), and the undersigned stockholder (“Stockholder”) of the Company.
RECITALS
     A. Concurrently with the execution and delivery hereof, Buyer, Offering Subsidiary and the Company are entering into a Combination Agreement of even date herewith (as it may be amended from time to time pursuant to the terms thereof, the “Combination Agreement”), which provides for, among other things, a cash tender offer made by the Offering Subsidiary (as it may be amended from time to time as permitted under the Combination Agreement, the “Offer”) to purchase all of the issued and outstanding shares of capital stock of the Company (individually, a “Company Share” and collectively, the “Company Shares”) and all of the issued and outstanding Company ADSs (together with the Company Shares, the “Company Securities” and each, a “Company Security”) at a price of U.S. $17.05 per Company Security (the “Per Share Cash Consideration”).
     B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of each class of capital stock of the Company as is indicated on the signature page of this Agreement.
     C. In consideration of the execution and delivery of the Combination Agreement by Buyer, Stockholder desires to agree to (i) tender the Shares (as defined herein) held by Stockholder in the Offer and (ii) vote the Shares (as defined herein) over which Stockholder has voting power so as to facilitate the consummation of the Transaction.
     NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:
     1. Certain Definitions.
          (a) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Combination Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
     “Shares” means (i) all shares of capital stock or voting securities of the Company owned, beneficially or of record, by Stockholder as of the date hereof, including Company ADSs, and (ii) all additional shares of capital stock or voting securities of the Company acquired by Stockholder, including Company ADSs, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined in Section 12 below).

     “Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, the sale of an option or contract to purchase, the purchase of any option or contract to sell, the grant of an option, right or warrant for the sale, or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
     2. Transfer and Voting Restrictions.
          (a) At all times during the period commencing on the date hereof and expiring on the Expiration Date, Stockholder shall not, except pursuant to the Offer , Transfer any of the Shares, unless each Person to which any of such Shares or any interest in any of such Shares, is or may be Transferred shall have: (i) executed a counterpart of this Agreement, and (ii) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement. Stockholder agrees that this Agreement and the obligations hereunder shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise.
          (b) Stockholder understands and agrees that if Stockholder attempts to Transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement or the Combination Agreement, the Company shall not, and Stockholder hereby unconditionally and irrevocably instructs the Company to not, (a) permit any such Transfer on its books and records, (b) issue a new certificate representing any of the Shares or (c) record such vote unless and until Stockholder shall have complied with the terms of this Agreement. The Stockholder hereby agrees to authorize and request the Company to notify its transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting of the Shares.
          (c) From and after the date hereof through and until the Expiration Date, except as otherwise permitted by this Agreement, the Combination Agreement or by order of a court of competent jurisdiction, Stockholder will not commit any act that could restrict or otherwise affect his legal power, authority and right to vote all of the Shares then owned of record or beneficially by Stockholder. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, from and after the date hereof through and until the Expiration Date, Stockholder will not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Stockholder’s legal power, authority or right to vote the Shares in favor of the approval of the Proposed Transaction (as defined below) or against any Competing Transaction (as defined below).

     3. Agreement to Vote Shares.
          (a) Prior to the Expiration Date, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in Stockholder’s capacity as such) shall appear at the meeting or otherwise cause the Shares to be present thereat for purposes of establishing a quorum and, to the extent not voted by the persons appointed as proxies pursuant to this Agreement, vote (i) in favor of any proposals necessary or otherwise designed to effect the transactions governed by the Combination Agreement including, immediately following the closing of the Offer, the election as director of the Company those individuals nominated by the Buyer and any proposal to eliminate cumulative voting for the voting securities of the Company(collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any transaction, share exchange or business combination involving the Company or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (D) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction or (E) any transaction that would constitute an “Acquisition Transaction” pursuant to the Combination Agreement (each of (ii) and (iii), a “Competing Transaction”)
          (b) If Stockholder is the beneficial owner, but not the record holder, of the Shares, Stockholder agrees to take all actions necessary to cause the record holder and any nominees to appear at every meeting of the stockholders or otherwise cause the Shares to be present thereat for the purpose of establishing a quorum and vote in accordance with Section 3(a).
     4. Agreement to Tender. Stockholder shall tender (and shall not withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. No later than two (2) business days prior to the initial expiration date of the Offer, Stockholder shall (i) deliver to the depositary designated in the Offer, (A) a letter of transmittal with respect to the Shares complying with the terms of the Offer, (B) certificates representing the Shares, and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other person who is the holder of record of any Shares beneficially owned by Stockholder to tender such Shares for exchange in the Offer pursuant to the terms and conditions of the Offer. Stockholder shall not tender the Shares into any exchange or tender offer commenced by a third party other than Buyer, Offering Subsidiaryor any other subsidiary of Buyer.
     5. Grant of Irrevocable Proxy.
          (a) Stockholder hereby revokes any and all other proxies or powers of attorney in respect of any Shares and hereby irrevocably (to the fullest extent permitted by law) grants to, and appoints, Buyer and each of its executive officers and any of them, in their capacities as officers of Buyer, Stockholder’s agent, proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of Stockholder, to vote or cause to be voted the

Shares, to instruct nominees or record holders to vote the Shares, or grant a consent or approval in each case in the manner set forth in Section 3 above.
          (b) Stockholder represents that any proxies heretofore given in respect of Stockholder’s shares that may still be in effect are not irrevocable.
          (c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Combination Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.
          (d) The attorneys and proxies named in Section 5(a) above may not exercise this irrevocable proxy on any other matter except as provided above. Stockholder may vote the Shares on all matters other than the matters provided above. The vote of the proxyholder shall control in any conflict between the vote by the proxyholder of the Stockholder’s Shares in the manner provided in Section 3 above and a vote by Stockholder of Stockholder’s Shares.
          (e) Notwithstanding the foregoing, the parties to this Agreement may agree to appoint a person instead of Buyer as proxy and attorney-in-fact for the Stockholder on the same terms and conditions as provided in Section 5(a).
     6. No Solicitation. Stockholder, in his capacity as a Stockholder, shall not directly or indirectly, (i) solicit or initiate, or knowingly encourage or induce, the making, submission or announcement of, a Competing Transaction, (ii) furnish to any Person (other than Buyer, Offering Subsidiary or any designees of Buyer or Offering Subsidiary) any non-public information relating to the Company or any of its subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any Person (other than Buyer, Offering Subsidiary or any designees of Buyer or Offering Subsidiary), or take any other action in any such case with the intent to asset or facilitate any inquiries or the making of any proposal that constitutes or could lead to a Competing Transaction, (iii) participate or engage in discussions or negotiations with any Person with respect to a Competing Transaction, (iv) approve, endorse or recommend a Competing Transaction, (v) enter into any letter of intent, memorandum of understanding or contract contemplating or otherwise relating to a Competing Transaction, or (vi) terminate, amend or waive any rights under any “standstill” or other similar agreement between the Company or any of its subsidiaries and any Person (other than Buyer).
     7. Action in Stockholder Capacity Only. Stockholder makes no agreement or understanding herein as director or officer of the Company. Stockholder signs solely in his capacity as a record holder and/or beneficial owner of Shares, and nothing herein shall limit or affect any actions taken in his capacity as an officer or director of the Company.
     8. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Buyer as follows:

          (a) (i) Stockholder is the beneficial or record owner of the shares of capital stock of the Company indicated on the signature page of this Agreement free and clear of any and all pledges, liens, security interests, claims, charges, restrictions (contractual or regulatory), options or encumbrances; (ii) Stockholder does not beneficially own any securities of the Company other than the shares of capital stock and rights to purchase shares of capital stock of the Company set forth on the signature page of this Agreement; (iii) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 5 and to comply with and perform Stockholder’s obligations hereunder; (iv) this Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms; and (v) the Shares are, and will be, at all times up until the closing of the Proposed Transaction, free and clear of any liens, claims, options , charges, security interests, proxies, voting trusts, agreements, rights, understandings or arrangements, or exercise of any rights of a stockholder in respect of the Shares or other encumbrances.
          (b) As of the date hereof and for so long as this Agreement remains in effect (including as of the date of the Company Meeting, which, for purposes of this Agreement, includes any adjournment or postponement thereof), except for this Agreement or as otherwise permitted by this Agreement, Stockholder has full legal power, authority and right to vote all of the Shares then owned of record or beneficially by him, in favor of the approval and authorization of the Proposed Transaction without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or, other than the Deposit Agreement, entered into any arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter.
          (c) The execution and delivery of this Agreement and the performance by Stockholder of Stockholder’s agreements and obligations hereunder do not and will not result in any breach or violation of or be in conflict with or constitute a default under or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which Stockholder is a party or by which Stockholder (or any of his assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not (i) impair, impede, interfere with, delay, postpone, discourage or adversely affect Stockholder’s ability to perform his obligations under this Agreement or Buyer’s ability to exercise or obtain the benefit of any rights under this Agreement or (ii) render inaccurate any of the representations made by Stockholder herein.
          (d) No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated by the Combination Agreement or this Agreement based upon arrangements made by or on behalf of Stockholder.

     9. Waiver of Rights of Appraisal. Stockholder hereby waives any rights of appraisal with respect to the Proposed Transaction, or rights to dissent from the Proposed Transaction, that such Stockholder may have.
     10. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any authorization, permit, consent, or approval required by any foreign antitrust, competition or merger control law, or any state or federal public body or authority.
     11. Confidentiality. Stockholder recognizes that successful consummation of the transactions contemplated by the Combination Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, and so that, to the extent applicable, Buyer may rely on the safe harbor provisions of Rule 100(b)(2)(ii) of Regulation FD, Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than its counsel and advisors, if any) without the prior written consent of Buyer and the Company, except for disclosures Stockholder’s counsel advises are required by law, in which event Stockholder shall give notice of such disclosure to Buyer and the Company as promptly as practicable (and in any event prior to making such disclosure) so as to enable Buyer and the Company to seek a protective order from a court of competent jurisdiction with respect thereto.
     12. Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the earlier of (i) such date and time as the Combination Agreement shall have been validly terminated pursuant to the terms of Article VI thereof including, without limitation, termination pursuant to Section 6.1(a)(vi) or (ii) the completion of meeting of the stockholders of the Company held immediately after the Offer Closing (the “Expiration Date”); provided, however, such termination shall not relieve any party from liability for the breach of any term of this Agreement.
     13. Miscellaneous Provisions.
          (a) Amendments, Modifications and Waivers. No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by Buyer, Offering Subsidiary, Company and Stockholder.
          (b) Entire Agreement. This Agreement, the Combination Agreement and the Share Exchange Agreement constitute the entire agreement among the parties to this Agreement and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.
          (c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, corporate actions of the Stockholder relating to a stockholders’ meeting and exercise of stockholders’ rights in connection with this Agreement and any other transactions contemplated hereby or thereby shall be governed exclusively by the laws of Republic of Korea.

          (d) Jurisdiction; Arbitration. Any dispute, controversy or claim arising out of or in connection with or relating to this Agreement, or the breach, termination, validity or invalidity hereof, shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) as are in force at the time of any such arbitration and as may be amended by the provisions of this Section 13(d). The place of arbitration shall be New York, New York. All arbitration proceedings shall be conducted in the English language. The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified above. Judgment upon any arbitral award rendered hereunder shall be final and binding on the parties and may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. Each party shall cooperate in good faith to expedite (to the maximum extent practicable) the conduct of any arbitral proceedings commenced under this Agreement. Notwithstanding the foregoing, the parties may seek preliminary injunctive relief from any court of competent jurisdiction, pending the final award of the Arbitration Board.
          (e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
          (f) Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
          (g) Assignment and Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, including, without limitation, Stockholder’s estate upon the death of Stockholder, provided that except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by operation of law or otherwise by any of the parties hereto without prior written consent of the other parties hereto except that Buyer, without obtaining the consent of any other party hereto, shall be entitled to assign this Agreement or all or any of its rights or obligations hereunder to any one or more Affiliates of Buyer, but no assignment by Buyer under this Section 13(g) shall relieve Buyer of its obligations under this Agreement. Any assignment in violation of the foregoing shall be void and of no effect.
          (h) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
          (i) Cooperation. Stockholder agrees to cooperate fully with Buyer and to execute and deliver such further documents, certificates, agreements and instruments and to take or cause to be taken such other actions as may be reasonably requested by Buyer to consummate and make effective and to evidence or reflect the Proposed Transaction and any other transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Stockholder hereby agrees that Buyer and Company may publish and disclose in any documents required to be filed with the SEC, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to any filing made by Buyer or the Company with the SEC relating to the Proposed Transaction.
          (j) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
          (k) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Buyer, Offering Subsidiary and Company shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth in this Agreement. Therefore, Stockholder hereby agrees that, in addition to any other remedies that may be available to Buyer, Offering Subsidiary or the Company, as applicable upon any such violation, such party shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to such party at law or in equity without posting any bond or other undertaking.
          (l) Notices. All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if (a) delivered to the appropriate address by hand or overnight courier (providing proof of delivery), or (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the parties at the following address, facsimile or e-mail address (or at such other address, facsimile or e-mail address for a party as shall be specified by like notice): (i) if to Buyer, Offering Subsidiary or Company, to the address, e-mail address or facsimile provided in the Combination Agreement, including to the persons designated therein to receive copies; and (ii) if to Stockholder, to Stockholder’s address, e-mail address or facsimile shown below Stockholder’s signature on the last page hereof.
          (m) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.
          (n) Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
          (o) Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.
          (p) Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

          (q) Liquidated Damages. The parties hereby acknowledge and agree that damages arising from the breach of Stockholder’s obligations under this Agreement may be difficult to quantify. As a result, if Stockholder violates its obligations under this Agreement, Stockholder shall pay to Buyer an amount of cash in U.S. dollars equal to the product of (a) U.S. $4 multiplied by (b) the number of Shares held (directly or indirectly) by Stockholder. The parties agree that such computation of damages is fair and reasonable. The application of this provision shall not prevent a party hereto from enforcing its rights or augmenting its protection by other remedies as may be available.
          (r) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Buyer shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.
[Signature pages follow.]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.
REALNETWORKS, INC.

By: Name:	/s/ Robert Glaser Robert Glaser
Title:	Chief Executive Officer
RN INTERNATIONAL HOLDINGS B.V.

By: Name:	/s/ Michael R. Eggers Michael R. Eggers
Title:	Chief Financial Officer
WIDERTHAN CO., LTD.

By: Name:	/s/ Park Sang Jun Sang Jun Park
Title:	Chief Executive Officer

STOCKHOLDER:
General Atlantic Partners 64, LP

By:	General Atlantic LLC, its general partner
By: Name:	/s/ Matthew Nimetz Matthew Nimetz
Title:	Managing Director

STOCKHOLDER:
Excelsior VI-A CV
Excelsior VI-B CV
Excelsior VI, LP
Patricof Private Investment Club III, LP

By: Name:	/s/ Paul Vais Paul Vias
Title:	General Manager, WTC Investment BVBA

STOCKHOLDER:
GAP Coinvestment Partners II, LP

By: Name:	/s/ Matthew Nimetz Matthew Nimetz
Title:	A General Partner

STOCKHOLDER:
i-Hatch Advisors, LP
i-Hatch Ventures, LP
i-Hatch WTC Holdings, LLC

By: Name:	/s/ Randolph L. Austin Randolph L. Austin
Title:	General Partner

STOCKHOLDER:
Nokia Venture Partners II, LP

By: Name:	/s/ David Jaques David Jaques
Title:	Chief Financial Officer

STOCKHOLDER:
N.V.P. II Affiliates Fund, LP

By: Name:	/s/ David Jaques David Jaques
Title:	Chief Financial Officer

STOCKHOLDER:
SAIF Capital Limited

By: Name:	/s/ Carmel (Lino) Buttigieg Carmel (Lino) Buttigieg
Title:	Director

STOCKHOLDER:
SK Telecom Co., Ltd.

By: Name:	/s/ Dong Seob Jee Dong Seob Jee
Title:	Vice President